January 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-7010

Attention: Mr. Gregory Dundas

RE: Sterling Bancshares, Inc. Registration Statement on Form S-3 (File No. 333-156684)

Dear Mr. Dundas:

Reference is made to the Registration Statement on form S-3 (File No. 333-156684) filed by Sterling Bancshares, Inc. (the “Company”) on January 12, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuance to said Section 8(a), may determine.”

If you have any questions, please contact the Company’s outside counsel, Michelle Earley, at 512-305-4818.

Sincerely,

/s/ Zach L. Wasson
Zach L. Wasson
Executive Vice President and Chief Financial Officer